Exhibit 99.6

December 11, 2018

Delmar Bancorp

2245 Northwood Drive

Salisbury, MD 21801

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (defined below) in connection with the proposed merger (the “Merger”) of Delmar Bancorp (“DBCP”) and Virginia Partners Bank (“PTRS”) subject to the terms and conditions of the Agreement and Plan of Merger and Reorganization to be dated December 11, 2018 (the “Agreement”).  The defined terms used herein shall have the same meaning as set forth in the Agreement unless otherwise noted.

Pursuant to the Agreement, each share of PTRS common stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 1.7179 shares of DBCP common stock (the “Merger Consideration”). Options to purchase PTRS common stock outstanding at the Effective Time shall be rolled over into options to purchase DBCP stock at the same exchange ratio.  The terms of the Merger are set forth more fully in the Agreement.

FIG Partners, LLC (“FIG”), as part of its investment banking business, is routinely engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of the valuation of banking institutions. This opinion has been reviewed by FIG’s compliance officer consistent with internal policy.

We were retained by DBCP to act as its financial advisor in connection with the Merger and in rendering this opinion.  We will receive compensation from DBCP in connection with our services and DBCP has agreed to indemnify us for certain liabilities arising out of our engagement.  FIG has not had a material relationship with DBCP or PTRS for which we have received compensation during the prior two years.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)                                     reviewed the Agreement and terms of the Merger;

(ii)                                  reviewed the audited financial statements for DBCP and PTRS for the years 2017 and 2016 and unaudited financial statements for DBCP and PTRS for the three months and the nine months ended September 30, 2018;

(iii)                               reviewed certain historical publicly available business and financial information concerning DBCP and PTRS including, among other things, quarterly reports filed by the parties with the FDIC and the Federal Reserve and Virginia Bureau of Financial Institutions.

(iv)                              reviewed certain internal financial statements and other financial and operating data concerning DBCP and PTRS;

(v)                                 reviewed recent trading activity and the market for DBCP common stock and for PTRS common stock;

(vi)                              held discussions with members of the senior management of DBCP and PTRS for the purpose of reviewing the future prospects of DBCP and PTRS, including discussions related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vii)                           reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(viii)                        performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuation.

In rendering this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by DBCP and PTRS.  In that regard, we have assumed that senior managements’ discussions of the future prospects of DBCP and PTRS expected to be achieved as a result of the Merger, including, without limitation, the Synergies, were based upon the best currently-available information and judgments and estimates of DBCP and PTRS.  We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for DBCP and PTRS are in the aggregate adequate to cover such losses.  We were not retained to and did not conduct a physical inspection of any of the properties or facilities of DBCP and PTRS.  In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of DBCP and PTRS or any of their respective subsidiaries. This opinion does not express an opinion about the fairness of the compensation to any of the company’s insiders, relative to the compensation to the company’s shareholders.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement.  We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles.  We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to DBCP and PTRS.  In rendering this opinion, we have been advised by DBCP and PTRS and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger.

The opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof.  Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is solely for the information of the Board of Directors of DBCP and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, prospectus or information statement to be delivered to the holders of DBCP or PTRS common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the shareholders of DBCP.

Sincerely,

FIG PARTNERS, LLC